

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 23, 2011

<u>Via E-Mail</u>
Mark Weinreb, Chief Executive Officer
BioRestorative Therapies, Inc.
555 Heritage Drive
Jupiter, FL 33458

    Re: BioRestorative Therapies, Inc. (f/k/a Stem Cell Assurance, Inc.)
          Amendment No. 3 to Form 10
          Filed November 14, 2011
          File No. 000-54402

Dear Mr. Weinreb:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Pamela Howell
                      for

                      John Reynolds
                      Assistant Director